SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

**Information to Be Included in Statements Filed Pursuant to Rules 13d-1 (b), (c) and (d)
and Amendments
Thereto Filed Pursuant To 13d-2**

Under the Securities Exchange Act of 1934

NOAH HOLDINGS LIMITED

(Name of Issuer)

American depositary shares, two of which represent one ordinary share[1]**, par value US$0.0005 per share**

(Title of Class of Securities)

65487X102[2]

(CUSIP Number)

25 Nov 2013

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

[*] The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

[1] Not for trading; two American depositary shares represent one ordinary share.
[2] This CUSIP number applies to the Issuer's American depositary shares.

1.	NAMES OF REPORTING PERSONS **GREENWOODS ASSET MANAGEMENT LIMITED.** I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) **NOT APPLICABLE**		
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒		
3.	SEC USE ONLY		
4.	CITIZENSHIP OR PLACE OF ORGANIZATION **CAYMAN ISLANDS**		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER **00,000**	
	6.	SHARED VOTING POWER **2,682,463 American depositary shares, which represent 1,341,232 ordinary shares**	
	7.	SOLE DISPOSITIVE POWER **00,000**	
	8.	SHARED DISPOSITIVE POWER **2,682,463 American depositary shares, which represent 1,341,232 ordinary shares**	
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON **2,682,463 American depositary shares, which represent 1,341,232 ordinary shares**		
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐		
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) **4.9%**		
12.	TYPE OF REPORTING PERSON (see instructions) **FI**		

1.	NAMES OF REPORTING PERSONS
	GREENWOODS ASSET MANAGEMENT HOLDINGS LIMITED
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
	NOT APPLICABLE
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION
	BRITISH VIRGIN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER
		00,000
	6.	SHARED VOTING POWER
		2,682,463 American depositary shares, which represent 1,341,232 ordinary shares
	7.	SOLE DISPOSITIVE POWER
		00,000
	8.	SHARED DISPOSITIVE POWER
		2,682,463 American depositary shares, which represent 1,341,232 ordinary shares

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	2,682,463 American depositary shares, which represent 1,341,232 ordinary shares
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
	4.9%
12.	TYPE OF REPORTING PERSON (see instructions)
	HC

1.	NAMES OF REPORTING PERSONS

UNIQUE ELEMENT CORP

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

NOT APPLICABLE

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(see instructions)

(a) ☐

(b) ☒

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

BRITISH VIRGIN ISLANDS

	5.	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		**00,000**
	6.	SHARED VOTING POWER
		2,682,463 American depositary shares, which represent 1,341,232 ordinary shares
	7.	SOLE DISPOSITIVE POWER
		00,000
	8.	SHARED DISPOSITIVE POWER
		2,682,463 American depositary shares, which represent 1,341,232 ordinary shares

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,682,463 American depositary shares, which represent 1,341,232 ordinary shares

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

(see instructions) ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.9%

12.	TYPE OF REPORTING PERSON (see instructions)

HC

1.	NAMES OF REPORTING PERSONS
	JINZHI JIANG
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
	NOT APPLICABLE
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION
	PEOPLE'S REPUBLIC OF CHINA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER
		00,000
	6.	SHARED VOTING POWER
		2,682,463 American depositary shares, which represent 1,341,232 ordinary shares
	7.	SOLE DISPOSITIVE POWER
		00,000
	8.	SHARED DISPOSITIVE POWER
		2,682,463 American depositary shares, which represent 1,341,232 ordinary shares

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	2,682,463 American depositary shares, which represent 1,341,232 ordinary shares
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
	4.9%
12.	TYPE OF REPORTING PERSON (see instructions)
	HC

Item 1.

    (a)   Name of Issuer
          Noah Holdings Limited

    (b)   Address of Issuer's Principal Executive Offices
          6th Floor, Times Finance Center
          No. 68 Middle Yincheng Road
          Pudong, Shanghai 200120
          People's Republic of China

Item 2.

    (a)   Name of Person Filing
          GREENWOODS ASSET MANAGEMENT LIMITED ("GAML")
          GREENWOODS ASSET MANAGEMENT HOLDINGS LIMITED ("GAMHL")
          UNIQUE ELEMENT CORP ("UEC")
          JINZHI JIANG ("JIANG")

    (b)   Address of the Principal Office or, if none, residence
          FOR GAML: Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1111-1, Cayman Islands
          FOR GAMHL & UEC: Sea Meadow House, Blackburne Highway, Road Town, Tortola, British Virgin Islands
          FOR JIANG: Suite 1001, Jingying Building B, 1518 Minsheng Road, Shanghai, PR China 200135

    (c)   Citizenship
          FOR GAML: CAYMAN ISLANDS
          FOR GAMHL & UEC: BRITISH VIRGIN ISLANDS
          FOR JIANG: PEOPLE'S REPUBLIC OF CHINA

    (d)   Title of Class of Securities
          American depositary shares, two of which represent one ordinary share, par value US$0.0005 per share

    (e)   CUSIP Number
          65487X102

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

    (a)   ☐   Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

    (b)   ☐   Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

    (c)   ☐   Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

    (d)   ☐   Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

    (e)   ☐   An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

    (f)   ☐   An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

    (g)   ☐   A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

    (h)   ☐   A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

- (a) Amount beneficially owned: **2,682,463 American depositary shares, which represent 1,341,232 ordinary shares**

- (b) Percent of class: **4.9%**

- (c) Number of shares as to which the person has: **2,682,463 American depositary shares, which represent 1,341,232 ordinary shares**

    - (i) Sole power to vote or to direct the vote **00,000**

    - (ii) Shared power to vote or to direct the vote **2,682,463 American depositary shares, which represent 1,341,232 ordinary shares**

    - (iii) Sole power to dispose or to direct the disposition of **00,000**.

    - (iv) Shared power to dispose or to direct the disposition of **2,682,463 American depositary shares, which represent 1,341,232 ordinary shares**

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☑

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

NOT APPLICABLE

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

NOT APPLICABLE

Item 8. Identification and Classification of Members of the Group.

NOT APPLICABLE

Item 9. Notice of Dissolution of Group.

NOT APPLICABLE

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

27 NOV 2013
Date

/s/ WONG, CHUNG WAI
Signature

WONG, CHUNG WAI/HEAD OF COMPLIANCE
Name/Title